405 Park Avenue, 15th Floor
New York, NY 10022

November 3, 2011

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-4041
Attention:  John Ganley

Re:	Business Development Corporation of America
Post Effective Amendment to Registration Statement on Form N-2
File No. 333-166636

On behalf of Business Development Corporation of America (the “Registrant”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, I hereby request acceleration of the effective date of the Post Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 to 9:00 a.m. Eastern Time on November 4, 2011, or as soon thereafter as is practicable.

The disclosure in the referenced filing is the responsibility of the Registrant. The Registrant represents to the U.S. Securities and Exchange Commission (the “Commission”) that should the Commission, or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert staff comments or the action of the staff to declare the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Should you have any questions concerning this request, please contact me at (212) 415-6501 or, our counsel, Marija Sokolov, at Bass, Berry & Sims PLC at (901) 543-5929.

Sincerely,

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

By: /s/ Nicholas S. Schorsch
Name: Nicholas S. Schorsch
Title: Chairman and Chief Executive Officer